

February 4, 2016

<u>Via E-mail</u>
Sean M. Leder
Chief Executive Officer
Leder Holdings, LLC
4755 Technology Way, Suite 203
Boca Raton, FL 33431

      Re: **PICO Holdings, Inc.**
              Preliminary Consent Statement filed on Schedule 14A
              Filed January 27, 2016 by Leder Holdings, LLC, et al.
              File No. 033-36383

Dear Mr. Leder:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing under Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

<u>PREC14A filing made on January 27, 2016</u>

1. The cover letter makes reference to a "valid" Special Meeting Request Form. Revise to specify the number of days an executed request form will remain valid under the regulatory provisions of the issuer's organizational documents and/or the applicable state of incorporation, or advise.

2. Please provide a statement indicating the estimated release date of the definitive consent statement to security holders as required by Rule 14a-6(d).

3. To ensure compliance with Rule 14a-9, please provide us with the bases for these statements:

   <u>From Page One</u>:

- "we believe that the current Board has presided over enormous destruction in shareholder value and must be changed if shareholders are to realize value on their investment in the Company;" and

- "the incumbent Board … bears responsibility for the destruction of shareholder value and the substantial compensation paid to the Company's chief executive officer despite the Company's escalating cumulative losses;" and

4. Please characterize the following statements, and all similar statements, as your belief:

   From Page One:

   - "It is not difficult to see why the financial markets have dramatically soured on the Company."

   From Page Two:

   - "[o]ur interests are aligned directly with those of all other shareholders"

Why We Are Seeking To Call The Special Meeting, page 1

5. Please explain why the S&P Total Return Index and Russell 2000 Index are appropriate comparators for the Company's share price.

6. Please clarify whether you will solicit votes in favor of the three proposals discussed by means of a separate proxy statement and proxy card once the record and meeting dates for the special meeting are established. If so, please note we may have additional and more specific comments on the substance of the proposals when you file additional soliciting materials for the special meeting to vote on the proposals.

7. Please explain the specific circumstances in which the participants would withdraw the request to call the Special Meeting.

Background to the Solicitation, page 2

8. Please describe the "substantial experience in real estate investment and management, and investing in undervalued situations" held by affiliates of Leder Holdings. Please also specify any particular individuals you are referring to.

9. Provide expand your description of the background events leading up to the participants' decision to solicit consents to briefly describe the following:

   - The matters discussed during the May 13, 2015 and May 14, 2015 meetings with Mr. Hartman and Mr. Webb;

- The items discussed in email exchanges with Mr. Webb on August 17, 2015;
- The "concrete actions…to build value" discussed in the July 21, 2015 letter;
- The items discussed in the October 6, 2015 meeting with Ms. Timian-Palmer; and
- The "certain questions" asked of Mr. Hart on November 17, 2015.

Please also explain how each of the discussions and interactions cited relate to the participants' decisions to solicit shareholder consents to call a special meeting.

10. Please revise to describe the steps management would have to take to declassify the board under California law. Refer generally to Instruction 1 to Item 19 of Schedule 14A.

The Proposal to be Introduced at the Special Meeting, page 4

11. Briefly explain how and why the five directors listed were selected for removal.

Information Concerning the Participants in this Solicitation, page 6

12. Please explain how Leder Holdings intends "maximiz[e] value for all PICO shareholders."

Revocation, page 8

13. State that a shareholder can also revoke consent provided to you by submitting a later-dated consent authorization to the Company.

Form of Consent

14. Please revise the form of consent to include the disclosure required by Rule 14a-6(e)(1).

15. As required by Rule 14a-4, please revise the form of consent to indicate that the consent statement is being furnished by each of the parties specified as a filing person on the cover page of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Abbe Dienstag, Esq.
        Yael M. Steiner
        Kramer Levin Naftalis & Frankel LLP